Exhibit A

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
Matthew Zintel	Mark Jones
Zintel Public Relations	Global Consulting Group
matthew@zintelpr.com	mjones@hfgcg.com
310.574.8888	646.284.9414

FOR IMMEDIATE RELEASE

Aladdin Wins Deal to Supply Up to 3.8 Million Indian IT
Students with eToken Authentication Keys

eToken to provide two-factor authentication for Indian students wishing to access the CIITE educational portal

CHICAGO, April 4, 2007 – Aladdin Knowledge Systems (NASDAQ: ALDN), the leader in Software DRM, identity management, and content security solutions, today announced that The Consortium for Indian Information Technology Education (CIITE), a nodal agency at the national level focusing on IT education throughout the country, selected the Aladdin eToken authentication solution to secure its vast network of e-Learning resources throughout India.

Over the next three years, Aladdin eToken will be provided to CIITE’s students wishing to access the CIITE Educational Portal. eToken will secure access to online academic services, including online libraries, video-based learning, and IT-related texts. CIITE’s initiative emphasizes the use of technology among the country’s current and upcoming generations of young professionals. In its ongoing mission to offer new and advanced e-Learning opportunities while implementing state-of-the-art information technology, CIITE officials selected the Aladdin eToken key after an exhaustive evaluation process lasting more than a year.

In addition to eToken, Aladdin has provided CIITE with an Aladdin Authentication Course – a comprehensive, academic-level DVD training course detailing authentication and security. This course will be used by students in CIITE-supported institutes and high-level educational organizations. Over the last year, the course was adopted to meet special CIITE requirements.

eToken Benefits for CIITE:
—	Secure access to academic resources with tools tailored to students, instructors and administrators
—	Enhanced interaction between learners and professionals, eliminating geographic boundaries
—	Anytime, anywhere online access to advanced learning resources
—	High-level security education course and materials for the professional development of IT security students in India

“With the digital identity of millions of students at stake and the need to secure vast online and networked educational resources, CIITE needs powerful, yet simple authentication tools for its program,” said Prof. S. Jain, Chief Security Officer at CIITE. “Aladdin eToken answers CIITE’s demand for completely portable, easily used smart card tokens for authenticating users. It is clear from our tests that eToken provides both the durability and reliability needed for our large, ongoing deployment of tokens throughout India.”

“We are honored to be chosen by CIITE as their nationwide authentication and security partner, providing high-quality security and educational materials that will benefit India’s IT students,” said Elinor Nissensohn, global vice president of sales and marketing at Aladdin Knowledge Systems. “Aladdin has recently established its Indian subsidiary in Mumbai and we are going to accelerate our growth and hiring in India to better support CIITE.”

Aladdin also announced today that it won a deal to supply its award-winning eSafe content security solution to educational institutes run by CIITE. CIITE selected eSafe to provide each institute’s location with powerful, integrated content security featuring proactive protection against known and unknown malicious code and spam, as well as non-productive and inappropriate content.

Teleconference and Webcast
The Company will conduct a teleconference tomorrow, April 5, 2007 at 8:30 a.m. Eastern Time to discuss the CIITE customer announcement. To participate in the call, please dial (800) 399-0427 in North America, or +1 (706) 643-1624 internationally, approximately ten minutes prior to the scheduled call start time. The call is being simultaneously Web cast and can be accessed on the Aladdin Web site at www.Aladdin.com/investor. Please visit the Web site at least 15 minutes prior to the scheduled call time to register for the Web cast and download any necessary audio software.

A replay of the call can also be accessed via telephone through 11:59 p.m. Eastern Time on April 19, 2007 by calling (800) 642-1687 in North America, or +1 (706) 645-9291 internationally, and entering the following access code: 3579395. A Web cast replay of the call will also be made and can be accessed on the Aladdin Web site at www.Aladdin.com/investor.

About CIITE
The Consortium for Indian Information Technology Education focuses on research and development in the field of information technology. Through coordination with leading universities and Engineering Colleges in various research and development projects, CIITE is attempting to popularize the use of information technology in general, while strengthening information technology throughout the academic and commercial communities in India.

With the goal of developing a pool of quality software development professionals who can lead India to the forefront of information technology and set high standards for the budding professionals to follow, CIITE provides access to various resources for educational and research purposes to Member Institutions. For more information, visit www.ciite.org.

About Aladdin eToken
Aladdin eToken is the world leader for USB-based authentication solutions. It provides strong user authentication and cost-effective password management solutions enabling organizations to easily and effectively expand business opportunities with secure network access, improve data security through enhanced encryption and digital signing, and reduce costs and vulnerabilities through superior password management. For more information, please visit www.Aladdin.com/eToken.

About Aladdin
Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN), founded in 1985, is a global provider of security solutions. Its security products are organized into two segments: Software Digital Rights Management (DRM) and Enterprise Security. Aladdin’s Software DRM products allow software developers and publishers to protect their intellectual property, increase revenues through licensing, and reduce losses from software piracy. Aladdin’s Enterprise Security solutions enable organizations to secure their information technology assets by controlling who has access to their networks (identity and password management) and what content their users can utilize (proactive content security). Aladdin has offices in 10 countries, a worldwide network of channel partners and holds numerous industry awards for innovation and reliability. For more information, please visit the Aladdin Web site at www.Aladdin.com.

©2007 Aladdin Knowledge Systems, Ltd. All rights reserved. eToken, eSafe and Aladdin Knowledge Systems and the Aladdin logo are trademarks or registered trademarks of Aladdin Knowledge Systems, Ltd. All other product and brand names mentioned in this document are trademarks or registered trademarks of their respective owners